UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 18, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated July 16, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the unaudited Financial Results of the HDFC Bank Limited for the quarter ended June 30, 2022.

July 16, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) held on July 16, 2022

We enclose herewith the standalone and consolidated financial results (unaudited) of the Bank for the first quarter ended June 30, 2022, press release and the report of the joint statutory auditors in this regard. The results were duly approved by the Board of Directors at its meeting held today.

Kindly take the same on your records.

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President - Legal & Company Secretary

Encl: a/a.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2022

		(₹ in lac)
	Particulars	Quarter ended			Year ended 31.03.2022
		30.06.2022	31.03.2022	30.06.2021
		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3517204	3344872	3048297	12775311
	a) Interest / discount on advances / bills	2740228	2590886	2359273	9851202
	b) Income on investments	719357	657653	649314	2604613
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	29624	69545	30283	255237
	d) Others	27995	26788	9427	64259
2	Other income	638823	763706	628850	2950990
3	Total Income (1)+(2)	4156027	4108578	3677147	15726301
4	Interest Expended	1569062	1457598	1347401	5574354
5	Operating Expenses (i)+(ii)	1050181	1015279	816043	3744219
	i) Employees cost	350024	314464	276558	1203169
	ii) Other operating expenses	700157	700815	539485	2541050
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2619243	2472877	2163444	9318573
7	Operating Profit before Provisions and Contingencies (3)-(6)	1536784	1635701	1513703	6407728
8	Provisions (other than tax) and Contingencies	318773	331235	483084	1506183
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	1218011	1304466	1030619	4901545
11	Tax Expense	298412	298948	257655	1205412
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	919599	1005518	772964	3696133
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	919599	1005518	772964	3696133
15	Paid up equity share capital (Face Value of ₹ 1/- each)	55546	55455	55267	55455
16	Reserves excluding revaluation reserves				23953838
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	17.5%	18.9%	19.1%	18.9%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	16.6	18.1	14.0	66.8
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	16.5	18.0	13.9	66.3
	(iv) NPA Ratios:
	(a) Gross NPAs	1803367	1614096	1709851	1614096
	(b) Net NPAs	488773	440768	548580	440768
	(c) % of Gross NPAs to Gross Advances	1.28%	1.17%	1.47%	1.17%
	(d) % of Net NPAs to Net Advances	0.35%	0.32%	0.48%	0.32%
	(v) Return on assets (average) - not annualized	0.46%	0.52%	0.45%	2.03%
	(vi) Net worth	24332225	23361381	20343590	23361381
	(vii) Outstanding redeemable preference shares	—	—	—	—
	(viii) Capital redemption reserve	—	—	—	—
	(ix) Debt-equity ratio	0.36	0.33	0.21	0.33
	(x) Total debts to total assets	8.23%	8.93%	7.48%	8.93%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
	Particulars	Quarter ended			Year ended 31.03.2022
		30.06.2022	31.03.2022	30.06.2021
		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	737964	789877	864433	3438512
b)	Retail Banking	3168563	3074825	2697467	11518991
c)	Wholesale Banking	1864207	1768754	1440699	6648293
d)	Other Banking Operations	598469	553595	486344	2149621
e)	Unallocated	874	(1218)	0	(1218)
	Total	6370077	6185833	5488943	23754199
	Less: Inter Segment Revenue	2214050	2077255	1811796	8027898

	Income from Operations	4156027	4108578	3677147	15726301

2	Segment Results
a)	Treasury	26617	138376	270743	893951
b)	Retail Banking	270050	409644	109036	922324
c)	Wholesale Banking	736664	615697	535672	2505301
d)	Other Banking Operations	224753	168845	152858	738648
e)	Unallocated	(40073)	(28096)	(37690)	(158679)

	Total Profit Before Tax	1218011	1304466	1030619	4901545

3	Segment Assets
a)	Treasury	55198071	55176734	50692647	55176734
b)	Retail Banking	64446850	61946820	52627989	61946820
c)	Wholesale Banking	82280953	80813661	64890618	80813661
d)	Other Banking Operations	7924230	7659109	6270073	7659109
e)	Unallocated	1127049	1257183	912781	1257183

	Total	210977153	206853507	175394108	206853507

4	Segment Liabilities
a)	Treasury	7825587	7727363	7646558	7727363
b)	Retail Banking	134186107	129233974	113146545	129233974
c)	Wholesale Banking	41091705	41382531	30827241	41382531
d)	Other Banking Operations	618250	599476	491736	599476
e)	Unallocated	2227010	3900870	2033234	3900870

	Total	185948659	182844214	154145314	182844214

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	47372484	47449371	43046089	47449371
b)	Retail Banking	(69739257)	(67287154)	(60518556)	(67287154)
c)	Wholesale Banking	41189248	39431130	34063377	39431130
d)	Other Banking Operations	7305980	7059633	5778337	7059633
e)	Unallocated	(1099961)	(2643687)	(1120453)	(2643687)

	Total	25028494	24009293	21248794	24009293

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. Vide its circular dated April 7, 2022 on establishment of Digital Banking Units (DBUs), the RBI has prescribed reporting of Digital Banking Segment as a sub-segment of Retail Banking Segment. The proposed DBUs of the Bank have not commenced operations and having regard to the discussions of the DBU Working Group formed by Indian Banks’ Association (IBA) (which included representatives of banks and RBI), reporting of Digital Banking as a separate sub-segment of Retail Banking Segment will be implemented by the Bank based on the decision of the DBU Working Group.

Notes :

1	Statement of Assets and Liabilities is given below:

	(₹ in lac)
Particulars	As at 30.06.2022	As at 30.06.2021	As at 31.03.2022
	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	55546	55267	55455
Reserves and Surplus	24972948	21193527	23953838
Deposits	160475997	134582934	155921744
Borrowings	17360589	13127502	18481721
Other Liabilities and Provisions	8112073	6434878	8440749

Total	210977153	175394108	206853507

ASSETS
Cash and Balances with Reserve Bank of India	10150734	10462511	12999564
Balances with Banks and Money at Call and Short notice	1226367	1535458	2233130
Investments	49615668	43613164	45553570
Advances	139506768	114765164	136882093
Fixed Assets	629856	500538	608368
Other Assets	9847760	4517273	8576782

Total	210977153	175394108	206853507

2

The above financial results have been approved by the Board of Directors at its meeting held on July 16, 2022. The financial results for the quarter ended June 30, 2022 have been subjected to a “Limited Review” by the statutory auditors (M S K A & Associates, Chartered Accountants and M M Nissim & Co LLP, Chartered Accountants) of the Bank. The financial results for the quarter ended June 30, 2021 were reviewed by M S K A & Associates, Chartered Accountants.

3

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2022. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable.

4

The figures for the quarter ended March 31, 2022 are the balancing figures between audited figures in respect of the financial year 2021-22 and the published year to date figures up to December 31, 2021.

5

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, into and with Housing Development Finance Corporation Limited (“HDFC Limited”); and thereafter (ii) HDFC Limited into HDFC Bank Limited, and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The share exchange ratio shall be 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of HDFC Limited. As per the scheme, the appointed date for the amalgamation of HDFC Limited with and into the Bank shall be the effective date of the scheme. Upon the scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date. The equity shares held by HDFC Limited in the Bank will be extinguished as per the scheme.

The Scheme is subject to the receipt of requisite approvals from statutory and regulatory authorities, and the respective shareholders and creditors, under applicable law. The Bank has since received some of the said approvals and no objection letters, subject to certain conditions in this regard.

6

The Board of Directors at its meeting held on April 23, 2022 recommended a dividend of ₹ 15.50 per equity share of face value of ₹ 1/- each out of the net profits for the year ended March 31, 2022, subject to approval of the shareholders of the Bank at its ensuing Annual General Meeting. Effect of the proposed dividend has been reckoned in determining capital funds for the purpose of computation of capital adequacy ratio as at June 30, 2022.

7	During the quarter ended June 30, 2022, the Bank allotted 90,11,770 shares pursuant to the exercise of options under the approved employee stock option schemes.

8

India is emerging from the COVID-19 virus, a global pandemic that affected the world economy over the last two years. The extent to which any new wave of COVID-19 will impact the bank’s results will depend on ongoing as well as future developments, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

9	Details of loans transferred / acquired during the quarter ended June 30, 2022 under the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i) The Bank has not transferred any stressed loan (Non-performing asset and Special Mention Account) and loan not in default.

(ii) Details of loans not in default acquired through assignment are given below:

Particulars	Value
Aggregate amount of loans acquired (₹ in crore)	9,533.15
Weighted average residual maturity (in years)	15.75
Weighted average holding period by the originator (in years)	1.60
Retention of beneficial economic interest by the originator	10%
Tangible security coverage	100%

The loans acquired are not rated as these are to non-corporate borrowers.

(iii) The Bank has not acquired any stressed loan.

10

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

11	Other operating expenses include commission paid to sales agents of ₹ 1,095.24 crore (previous period: ₹ 671.59 crore) for the quarter ended June 30, 2022.

12	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

13	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : July 16, 2022	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2022

		(₹ in lac)
		Quarter ended			Year ended 31.03.2022
	Particulars	30.06.2022	31.03.2022	30.06.2021
		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3727381	3557419	3225376	13593641
	a) Interest / discount on advances / bills	2941376	2794295	2528096	10629534
	b) Income on investments	713722	651223	647645	2590706
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	31965	71725	32066	263078
	d) Others	40318	40176	17569	110323
2	Other Income	692851	838626	667987	3175899
3	Total Income (1)+(2)	4420232	4396045	3893363	16769540
4	Interest Expended	1635826	1522653	1421850	5858433
5	Operating Expenses (i)+(ii)	1135508	1101352	870689	4031243
	i) Employees cost	460686	420063	364374	1589703
	ii) Other operating expenses	674822	681289	506315	2441540
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2771334	2624005	2292539	9889676
7	Operating Profit before Provisions and Contingencies (3)-(6)	1648898	1772040	1600824	6879864
8	Provisions (Other than tax) and Contingencies	366568	403055	536633	1792525
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	1282330	1368985	1064191	5087339
11	Tax Expense	320663	321496	270163	1272249
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	961667	1047489	794028	3815090
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Consolidated Net Profit / (Loss) for the period before minorities’ interest (12)-(13)	961667	1047489	794028	3815090
15	Less: Minorities’ Interest	3756	3188	1819	9815
16	Consolidated Net Profit / (Loss) for the period attributable to the group (14)-(15)	957911	1044301	792209	3805275
17	Paid up equity share capital (Face Value of ₹ 1/- each)	55546	55455	55267	55455
18	Reserves excluding revaluation reserves				24677162
19	Analytical Ratios:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	17.3	18.8	14.4	68.8
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	17.2	18.7	14.3	68.3

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
		Quarter ended			Year ended 31.03.2022
		30.06.2022	31.03.2022	30.06.2021
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	737964	789877	864433	3438512
b)	Retail Banking	3168563	3074825	2697467	11518991
c)	Wholesale Banking	1864207	1768754	1440699	6648293
d)	Other Banking Operations	862674	841062	702560	3192860
e)	Unallocated	874	(1218)	—	(1218)
	Total	6634282	6473300	5705159	24797438
	Less: Inter Segment Revenue	2214050	2077255	1811796	8027898

	Income from Operations	4420232	4396045	3893363	16769540

2	Segment Results
a)	Treasury	26617	138376	270743	893951
b)	Retail Banking	270050	409644	109036	922324
c)	Wholesale Banking	736664	615697	535672	2505301
d)	Other Banking Operations	289072	233364	186430	924442
e)	Unallocated	(40073)	(28096)	(37690)	(158679)

	Total Profit Before Tax and Minority Interest	1282330	1368985	1064191	5087339

3	Segment Assets
a)	Treasury	55198071	55176734	50692647	55176734
b)	Retail Banking	64446850	61946820	52627989	61946820
c)	Wholesale Banking	82280953	80813661	64890618	80813661
d)	Other Banking Operations	13432921	13099032	11406952	13099032
e)	Unallocated	1127049	1257183	912781	1257183

	Total	216485844	212293430	180530987	212293430

4	Segment Liabilities
a)	Treasury	7825587	7727363	7646558	7727363
b)	Retail Banking	134186107	129233974	113146545	129233974
c)	Wholesale Banking	41091705	41382531	30827241	41382531
d)	Other Banking Operations	5288415	5244034	4935981	5244034
e)	Unallocated	2227010	3900870	2033234	3900870

	Total	190618824	187488772	158589559	187488772

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	47372484	47449371	43046089	47449371
b)	Retail Banking	(69739257)	(67287154)	(60518556)	(67287154)
c)	Wholesale Banking	41189248	39431130	34063377	39431130
d)	Other Banking Operations	8144506	7854998	6470971	7854998
e)	Unallocated	(1099961)	(2643687)	(1120453)	(2643687)

	Total	25867020	24804658	21941428	24804658

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. Vide its circular dated April 7, 2022 on establishment of Digital Banking Units (DBUs), the RBI has prescribed reporting of Digital Banking Segment as a sub-segment of Retail Banking Segment. The proposed DBUs of the Bank have not commenced operations and having regard to the discussions of the DBU Working Group formed by Indian Banks’ Association (IBA) (which included representatives of banks and RBI), reporting of Digital Banking as a separate sub-segment of Retail Banking Segment will be implemented by the Bank based on the decision of the DBU Working Group.

Notes :

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in lac)
Particulars	As at 30.06.2022	As at 30.06.2021	As at 31.03.2022
	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	55546	55267	55455
Reserves and Surplus	25736603	21821709	24677162
Minority Interest	74871	64452	72041
Deposits	160362905	134487389	155800303
Borrowings	21694614	17259080	22696650
Other Liabilities and Provisions	8561305	6843090	8991819

Total	216485844	180530987	212293430

ASSETS
Cash and balances with Reserve Bank of India	10154061	10465660	13003071
Balances with Banks and Money at Call and Short notice	1574943	1764759	2535502
Investments	49001620	43064532	44926386
Advances	144811146	119787580	142094228
Fixed Assets	650416	518657	628328
Other Assets	10278779	4914920	9091036
Goodwill on Consolidation	14879	14879	14879

Total	216485844	180530987	212293430

2

The above financial results represent the consolidated financial results for HDFC Bank Limited, its subsidiaries and Employee Welfare Trust, together referred to as the ‘Group’ herein. These financial results have been approved by the Board of Directors at its meeting held on July 16, 2022. The financial results for the quarter ended June 30, 2022 have been subjected to a “Limited Review” by the statutory auditors (M S K A & Associates, Chartered Accountants and M M Nissim & Co LLP, Chartered Accountants) of the Bank. The financial results for the quarter ended June 30, 2021 were reviewed by M S K A & Associates, Chartered Accountants.

3

The Group has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2022. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable.

4

The figures for the quarter ended March 31, 2022 are the balancing figures between audited figures in respect of the financial year 2021-22 and the published year to date figures up to December 31, 2021.

5

The Board of Directors of the Bank at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, into and with Housing Development Finance Corporation Limited (“HDFC Limited”); and thereafter (ii) HDFC Limited into HDFC Bank Limited, and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The share exchange ratio shall be 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of HDFC Limited. As per the scheme, the appointed date for the amalgamation of HDFC Limited with and into the Bank shall be the effective date of the scheme. Upon the scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date. The equity shares held by HDFC Limited in the Bank will be extinguished as per the scheme.

The Scheme is subject to the receipt of requisite approvals from statutory and regulatory authorities, and the respective shareholders and creditors, under applicable law. The Bank has since received some of the said approvals and no objection letters, subject to certain conditions in this regard.

6

The Board of Directors at its meeting held on April 23, 2022 recommended a dividend of ₹ 15.50 per equity share of face value of ₹ 1/- each out of the net profits for the year ended March 31, 2022, subject to approval of the shareholders of the Bank at its ensuing Annual General Meeting. Effect of the proposed dividend has been reckoned in determining capital funds for the purpose of computation of capital adequacy ratio as at June 30, 2022.

7

India is emerging from the COVID-19 virus, a global pandemic that affected the world economy over the last two years. The extent to which any new wave of COVID-19 will impact the Group’s results will depend on ongoing as well as future developments, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

8

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and Net Stable Funding Ratio (NSFR) under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

9	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

10	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : July 16, 2022	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER ENDED JUNE 30, 2022

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended June 30, 2022, at its meeting held in Mumbai on Saturday, July 16, 2022. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2022

The Bank’s core net revenue (excluding trading and Mark to Market losses), grew by 19.8% to ₹ 27,181.4 crore for the quarter ended June 30, 2022 from ₹ 22,696.5 crore for the quarter ended June 30, 2021. The total net revenues (net interest income plus other income) were ₹ 25,869.6 crore for the quarter ended June 30, 2022.

Net interest income (interest earned less interest expended) for the quarter ended June 30, 2022 grew by 14.5% to ₹ 19,481.4 crore from ₹ 17,009.0 crore for the quarter ended June 30, 2021, driven by advances growth of 22.5%, deposits growth of 19.2% and total balance sheet growth of 20.3%. Core net interest margin was at 4.0% on total assets, and 4.2% based on interest earning assets. We continued to add new liability relationships at a robust pace of 2.6 million during the quarter.

The four components of other income for the quarter ended June 30, 2022 were fees & commissions of ₹ 5,360.4 crore (₹ 3,885.4 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 1,259.3 crore (₹ 1,198.7 crore in the corresponding quarter of the previous year), loss on sale / revaluation of investments of ₹ 1311.7 crore (gain of ₹ 601.0 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 1,080.2 crore (₹ 603.5 crore in the corresponding quarter of the previous year). Other income, excluding trading and Mark to Market losses, grew by 35.4% over the quarter ended June 30, 2021.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

We added 725 branches and 29,038 employees over the last twelve months and 36 branches and 10,932 employees during the quarter. This, and other investments made during the quarter, will position the Bank to capitalise on the growth opportunity. Operating expenses for the quarter ended June 30, 2022 were ₹ 10,501.8 crore, an increase of 28.7% over ₹ 8,160.4 crore during the corresponding quarter of the previous year. The cost-to-income ratio, excluding trading and Mark to Market losses for the quarter was at 38.6%.

Pre-provision Operating Profit (PPOP) was at ₹ 15,367.8 crore. PPOP, excluding trading and Mark to Market losses, grew by 14.7% over the quarter ended June 30, 2021.

Provisions and contingencies for the quarter ended June 30, 2022 were ₹ 3,187.7 crore (which were comprised of specific loan loss provisions) as against total provisions of ₹ 4,830.8 crore for the quarter ended June 30, 2021.

The total credit cost ratio was at 0.91%, as compared to 1.67% for the quarter ending June 30, 2021.

Profit before tax (PBT) after trading and Mark to Market losses of ₹ 1,311.7 crore in the quarter, was at ₹ 12,180.1 crore, and grew by 18.2% over the corresponding quarter of the previous year. After providing ₹ 2,984.1 crore for taxation, the Bank earned a net profit of ₹ 9,196.0 crore, an increase of 19.0% over the quarter ended June 30, 2021.

Balance Sheet: As of June 30, 2022

Total balance sheet size as of June 30, 2022 was ₹ 2,109,772 crore as against ₹ 1,753,941 crore as of June 30, 2021, a growth of 20.3%.

Total Deposits showed a robust growth and were at ₹ 1,604,760 crore as of June 30, 2022, an increase of 19.2% over June 30, 2021. CASA deposits grew by 20.1% with savings account deposits at ₹ 514,063 crore and current account deposits at ₹ 220,584 crore. Time deposits were at ₹ 870,113 crore, an increase of 18.5% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 45.8% of total deposits as of June 30, 2022.

Total advances as of June 30, 2022 were ₹ 1,395,068 crore, an increase of 21.6% over June 30, 2021. Gross of transfers through inter-bank participation certificates and bills rediscounted, total advances grew by around 22.5% over June 30, 2021. Retail loans grew by 21.7%, commercial and rural banking loans grew by 28.9% and corporate and other wholesale loans grew by 15.7%. Overseas advances constituted 3.5% of total advances.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines (including profits for the quarter ended June 30, 2022) was at 18.1% as on June 30, 2022 (19.1% as on June 30, 2021) as against a regulatory requirement of 11.7% which includes Capital Conservation Buffer of 2.5%, and an additional requirement of 0.2% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 17.1% as of June 30, 2022 compared to 17.9% as of June 30, 2021. Common Equity Tier 1 Capital ratio was at 16.5% as of June 30, 2022. Risk-weighted Assets were at ₹ 1,398,442 crore (as against ₹ 1,153,559 crore as at June 30, 2021).

NETWORK

As of June 30, 2022, the Bank’s distribution network was at 6,378 branches and 18,620 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 3,203 cities / towns as against 5,653 branches and 16,291 ATMs / CDMs across 2,917 cities / towns as of June 30, 2021. 50% of our branches are in semi-urban and rural areas. In addition, we have 15,618 business correspondents, which are primarily manned by Common Service Centres (CSC). Number of employees were at 152,511 as of June 30, 2022 (as against 123,473 as of June 30, 2021).

ASSET QUALITY

Gross non-performing assets were at 1.28% of gross advances as on June 30, 2022, (1.06% excluding NPAs in the seasonal agricultural segment) as against 1.47% as on June 30, 2021, (1.26% excluding NPAs in the seasonal agricultural segment). Net non-performing assets were at 0.35% of net advances as on June 30, 2022.

The Bank held floating provisions of ₹ 1,451 crore and contingent provisions of ₹ 9,630 crore as on June 30, 2022. Total provisions (comprising specific, floating, contingent and general provisions) were 170% of the gross non-performing loans as on June 30, 2022.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

SUBSIDIARIES

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare ‘fit-for-consolidation information’ based on the recognition and measurement principles as per Indian GAAP. The financial numbers of the Bank’s subsidiary companies mentioned herein below are in accordance with Ind-AS.

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on June 30, 2022, the Bank held 96.0% stake in HSL. For the quarter ended June 30, 2022, HSL’s total revenue was at ₹ 432.5 crore, as against ₹ 455.6 crore for the quarter ended June 30, 2021. Profit after tax for the quarter was at ₹ 189.3 crore, as against ₹ 251.1 crore for the quarter ended June 30, 2021.

As on June 30, 2022, HSL had 216 branches across 147 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on June 30, 2022, the Bank held 95.0% stake in HDBFSL.

For the quarter ended June 30, 2022, HDBFSL’s net revenue was at ₹ 2,193.8 crore as against ₹ 1,941.1 crore for the quarter ended June 30, 2021, a growth of 13.0%. Profit after tax for the quarter ended June 30, 2022 was ₹ 441.3 crore compared to ₹ 88.6 crore for the quarter ended June 30, 2021.

The total loan book was ₹ 61,814 crore as on June 30, 2022. Stage 3 loans were at 4.95% of gross loans. As on June 30, 2022, total CAR was at 20.3% with Tier-I CAR at 15.4%.

As on June 30, 2022, HDBFSL had 1,403 branches across 1,007 cities / towns.

CONSOLIDATED FINANCIAL RESULTS

The consolidated net profit for the quarter ended June 30, 2022 was ₹ 9,579 crore, up 20.9%, over the quarter ended June 30, 2021. Consolidated advances grew by 20.9% from ₹ 1,197,876 crore as on June 30, 2021 to ₹ 1,448,111 crore as on June 30, 2022.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Madhu Chhibber

Head - Corporate Communications

HDFC Bank Ltd., Mumbai.

Mobile: +91 9833775515

madhu.chhibber@hdfcbank.com

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

For investor queries please contact:

Investor Relations

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

investor.relations@hdfcbank.com